UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wikisoft Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

87961E103

(CUSIP Number)

Terje Aarbogh

315 Montgomery Street

San Francisco. CA 94104

800-706-0806

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Terje Aarbogh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Danish

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	72,895,078 SHARES(1)

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	72,895,078 SHARES(1)

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,895,078 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 80.11%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Terje Aarbogh is the beneficial owner of the shares held by Modern Art Foundation Inc.
(2)	Based on a total of 90,989,265 shares of the Issuer’s common stock outstanding as of June 15, 2021.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Wikisoft Corp., a Nevada Corporation (the "Issuer"), and is being filed by Terje Aarbogh (the “Reporting Person”). The Issuer's current principal executive offices are located at 315 Montgomery Street San Francisco, CA 94104.

ITEM 2.	IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Terje Aarbogh (the “Reporting Person”). The business address of the Reporting Person is 315 Montgomery Street, San Francisco, CA 94104. The Reporting Person is currently consultant The Reporting Person is a citizen of Denmark.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person owns and has the right to acquire in sixty days. The Reporting Person holds 72,895,078 shares held by Modern Art Foundation Inc., of which he has voting and dipositive power.

The Reporting Person acquired shares by gift from an affiliate of the Company.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 72,895,078 shares or 80.11% of the Issuer’s issued and outstanding common stock as of June 15, 2021.

The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. The Reporting Person may, from time to time, determine to acquire additional Common Stock, to dispose of some or all of his Common Stock, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other action as he deems appropriate. The Reporting Person reserves the right to change his intentions and adopt plans or proposals in the future that could result in any of the transactions specified in clauses (a) through (j) of Item 4, or any other transaction which the Reporting Person believes could enhance shareholder value.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 72,895,078 shares of Common Stock of the Issuer, representing approximately 80.11% of the Issuer's common stock (based upon 90,989,265 outstanding shares of common stock as of June 15, 2021 as reported in the Company’s Registration Statement on Form S-1 filed with the SEC on June 15, 2021).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	Aside from what is contained herein, the Reporting Person has not effected any transactions in shares of common stock in the past 60 days. The Reporting Person acquired shares by gift from an affiliate of the Company.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2021

By: /s/ Terje Aarbogh

Terje Aarbogh

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